                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                                  SCHEDULE 13D
                                 (Rule 13d-101)



                 INFORMATION TO BE INCLUDED IN STATEMENTS FILED
                           PURSUANT TO RULE 13d-1(a)

                      PLANET HOLLYWOOD INTERNATIONAL INC.
                      -----------------------------------
                                (Name of Issuer)

                      CLASS A COMMON STOCK, PAR VALUE $.01
                      ------------------------------------
                         (Title of Class of Securities)
                                   72702Q102
                                   ---------
                                 (CUSIP Number)

                         BAY HARBOUR MANAGEMENT, L.C.
                         TOWER INVESTMENT GROUP, INC.
                              STEVEN A. VAN DYKE
                 777 South Harbour Island Boulevard, Suite 270
                             Tampa, Florida 33602
                                (813) 272-1992

                             DOUGLAS P. TEITELBAUM
                               885 Third Avenue
                                 34/th/ Floor
                           New York, New York 10022
                                (212) 371-2211
                                --------------
           (Name, Address and Telephone Number of Person Authorized
                    to Receive Notices and Communications)

                                  May 9, 2000
                                  -----------
            (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box[_]

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

                      (Continued on the following pages)

  ----------------------                                  ---------------------
    CUSIP No 72702Q102                                      Page 2 of 9 Pages
  ----------------------                                  ---------------------

--------------------------------------------------------------------------------
  1   NAME OF REPORTING PERSON                    Steven A. Van Dyke

      I.R.S. IDENTIFICATION NO. OF ABOVE PERSON   N/A
--------------------------------------------------------------------------------
  2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP      (a)  [X]
                                                            (b)  [_]
--------------------------------------------------------------------------------
  3   SEC USE ONLY

--------------------------------------------------------------------------------
  4   SOURCE OF FUNDS                             OO

--------------------------------------------------------------------------------
  5   CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM
      2(d) OR 2(e)                                                 [_]

--------------------------------------------------------------------------------
  6   CITIZENSHIP OR PLACE OF ORGANIZATION        United States

--------------------------------------------------------------------------------
   Number of         7  SOLE VOTING POWER                     -0-
    Shares
                   -------------------------------------------------------------
  Beneficially       8  SHARED VOTING POWER                 1,509,016
    Owned by
                   -------------------------------------------------------------

 Each Reporting      9  SOLE DISPOSITIVE POWER                -0-
                   -------------------------------------------------------------

  Person With       10  SHARED DISPOSITIVE POWER            1,509,016

--------------------------------------------------------------------------------
 11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
      1,509,016

--------------------------------------------------------------------------------
 12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
                                                                   [_]
--------------------------------------------------------------------------------
 13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
      47.2%

--------------------------------------------------------------------------------
 14   TYPE OF REPORTING PERSON                                IN, HC
--------------------------------------------------------------------------------

  ----------------------                                  ---------------------
    CUSIP No 72702Q102                                      Page 3 of 9 Pages
  ----------------------                                  ---------------------

--------------------------------------------------------------------------------
  1   NAME OF REPORTING PERSON                    Douglas P. Teitelbaum

      I.R.S. IDENTIFICATION NO. OF ABOVE PERSON   N/A
--------------------------------------------------------------------------------
  2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP      (a)  [X]
                                                            (b)  [_]
--------------------------------------------------------------------------------
  3   SEC USE ONLY

--------------------------------------------------------------------------------
  4   SOURCE OF FUNDS                             OO

--------------------------------------------------------------------------------
  5   CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM
      2(d) OR 2(e)                                                 [_]

--------------------------------------------------------------------------------
  6   CITIZENSHIP OR PLACE OF ORGANIZATION        United States

--------------------------------------------------------------------------------
    Number of        7  SOLE VOTING POWER                     -0-
     Shares
                   -------------------------------------------------------------
  Beneficially       8  SHARED VOTING POWER                   1,509,016
    Owned by
                   -------------------------------------------------------------

 Each Reporting      9  SOLE DISPOSITIVE POWER                -0-
                   -------------------------------------------------------------

  Person With       10  SHARED DISPOSITIVE POWER              1,509,016

--------------------------------------------------------------------------------
 11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
      1,509,016

--------------------------------------------------------------------------------
 12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
                                                                   [_]
--------------------------------------------------------------------------------
 13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
      47.2%

--------------------------------------------------------------------------------
 14   TYPE OF REPORTING PERSON                                IN, HC
--------------------------------------------------------------------------------

  ----------------------                                  ---------------------
    CUSIP No 72702Q102                                      Page 4 of 9 Pages
  ----------------------                                  ---------------------

--------------------------------------------------------------------------------
  1   NAME OF REPORTING PERSON                    Bay Harbour Management, L.C.

      I.R.S. IDENTIFICATION NO. OF ABOVE PERSON   59-3418243
--------------------------------------------------------------------------------
  2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP      (a)  [X]
                                                            (b)  [_]
--------------------------------------------------------------------------------
  3   SEC USE ONLY

--------------------------------------------------------------------------------
  4   SOURCE OF FUNDS                             OO

--------------------------------------------------------------------------------
  5   CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM
      2(d) OR 2(e)                                                 [_]

--------------------------------------------------------------------------------
  6   CITIZENSHIP OR PLACE OF ORGANIZATION        Florida

--------------------------------------------------------------------------------
   Number of         7  SOLE VOTING POWER                     -0-
    Shares
                   -------------------------------------------------------------
  Beneficially       8  SHARED VOTING POWER                   1,509,016
    Owned by
                   -------------------------------------------------------------

 Each Reporting      9  SOLE DISPOSITIVE POWER                -0-
                   -------------------------------------------------------------

  Person With       10  SHARED DISPOSITIVE POWER              1,509,016

--------------------------------------------------------------------------------
 11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
      1,509,016

--------------------------------------------------------------------------------
 12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
      SHARES                                                       [_]
--------------------------------------------------------------------------------
 13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
      47.2%

--------------------------------------------------------------------------------
 14   TYPE OF REPORTING PERSON                                CO
--------------------------------------------------------------------------------

  ----------------------                                  ---------------------
    CUSIP No 72702Q102                                      Page 5 of 9 Pages
  ----------------------                                  ---------------------

--------------------------------------------------------------------------------
  1   NAME OF REPORTING PERSON                    Tower Investment Group, Inc.

      I.R.S. IDENTIFICATION NO. OF ABOVE PERSON   59-2924229
--------------------------------------------------------------------------------
  2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP      (a)  [X]
                                                            (b)  [_]
--------------------------------------------------------------------------------
  3   SEC USE ONLY

--------------------------------------------------------------------------------
  4   SOURCE OF FUNDS                             OO

--------------------------------------------------------------------------------
  5   CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM
      2(d) OR 2(e)                                                 [_]

--------------------------------------------------------------------------------
  6   CITIZENSHIP OR PLACE OF ORGANIZATION        Florida

--------------------------------------------------------------------------------
   Number of         7  SOLE VOTING POWER                     -0-
    Shares
                   -------------------------------------------------------------
  Beneficially       8  SHARED VOTING POWER                   1,509,041
    Owned by
                   -------------------------------------------------------------

 Each Reporting      9  SOLE DISPOSITIVE POWER                -0-
                   -------------------------------------------------------------

  Person With       10  SHARED DISPOSITIVE POWER              1,509,041

--------------------------------------------------------------------------------
 11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
      1,509,041

--------------------------------------------------------------------------------
 12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
                                                                   [_]
--------------------------------------------------------------------------------
 13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
      47.2%

--------------------------------------------------------------------------------
 14   TYPE OF REPORTING PERSON                                HC
--------------------------------------------------------------------------------

--------------------                                       --------------------
 CUSIP No 72702Q102                                         Pages 6 of 9 Pages
--------------------                                       --------------------

     This Schedule 13 (the "Schedule 13D") is filed with the U.S. Securities and Exchange Commission (the "SEC") by Steven A. Van Dyke, Douglas P. Teitelbaum, Tower Investment Group, Inc. and Bay Harbour Management, L.C.

Item 1. Security and Issuer

           Class A Common Stock of Planet Hollywood International, Inc. $.01 par value. The principal offices of the issuer are located at 8669 Commodity Circle Street, Suite 600, Orlando, Florida 32819.

Item 2. Identity and Background

           Bay Harbour Management, L.C. ("Bay Harbour") is a Florida limited company and a registered investment adviser under the Investment Advisers Act of 1940, as amended. Tower Investment Group, Inc., a Florida corporation ("Tower"), is the majority stockholder of Bay Harbour. The executive officers and directors of Bay Harbour and Tower are as follows:

Name                     Address                       Occupation    Place of Employment
Steven A. Van Dyke       777 South Harbour Island      investment    Bay Harbour
                         Boulevard, Suite 270          management    Management, L.C.
                         Tampa, Florida  33602

Douglas P. Teitelbaum    885 Third Avenue              investment    Bay Harbour
                         34/th/ Floor                  management    Management, L.C.
                         New York, New York  10022

The principal business address of each Reporting Person is 777 South Harbour Island Boulevard, Suite 270, Tampa, Florida 33602, except that the principal business office of Douglas P. Teitelbaum is 885 Third Avenue, 34/th/ Floor, New York; New York 10022.

          No Reporting Person has during the last five years (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.  Source and Amount of Funds or Other Consideration.

          On December 31, 1999, the Reporting Persons beneficially owned 1,392,600 shares of the Common Stock of Planet Hollywood International, Inc. (the "Company"), as well as certain Senior Subordinated Notes due 2005. The source of the funds used by Bay Harbour to purchase the common stock and notes were investment accounts managed on a discretionary basis by Bay Harbour.

          Pursuant to a reorganization plan approved by the Bankruptcy Court on January 21, 2000, the Reporting Persons received shares of Class A Stock in exchange for both shares of common stock and notes held by the Reporting Persons on May 9, 2000.

          On May 8, 2000, the Company obtained a $10 million standby term loan from Bay Harbour. In consideration for making such loan commitment, the Company issued 350,001 shares of New Class A Common Stock and warrants to purchase 200,000 shares of New Class A Common Stock at an exercise price of $4.2857 per share exercisable until January 9, 2003. The source of the funds used by Bay Harbour to fund this loan are investment accounts managed on a discretionary basis by Bay Harbour.

--------------------                                       --------------------
 CUSIP No 72702Q102                                         Pages 7 of 9 Pages
--------------------                                       --------------------

Item 4.  Purpose of Transaction.

          On October 12, 1999, the Company and twenty-five of its operating subsidiaries filed voluntary petitions commencing cases under Chapter 11 of the United States Bankruptcy Code with the United States Bankruptcy Court for the District of Delaware (Case No. 99-3612). On November 8, 1999, the Debtors filed a Joint Plan of Reorganization and a proposed Disclosure Statement with the Bankruptcy Court which were supported by the Official Committee of Unsecured
Creditors for the Debtors.   On December 13, 1999, the Debtors filed their First
Amended Joint Plan of Reorganization and First Amended Disclosure Statement with the Bankruptcy Court. A hearing on the confirmation of the Plan was held on January 20, 2000 and the Plan, as modified by the Confirmation Order, was confirmed by the Bankruptcy Court pursuant to an Order dated January 21, 2000 (the "Confirmation Order"). The Plan became effective on May 9, 2000.

          The Reporting Persons acquired its shares of Class A Common Stock as a result of the reorganization of the Company, and as partial consideration for $10 million standby term loan from Bay Harbour to the Company. The Reporting Persons presently consider the Shares an attractive investment and intend to review their investment on an ongoing basis.

          On May 9, 2000 Douglas P. Teitelbaum, an officer and director of Bay Harbour and Tower, was elected to the Board of Directors of the Company for a term to expire in 2003. Apart from the election of Mr. Teitelbaum to the Board of Directors of the Company, the Reporting Persons have no present plans or intentions which would result in or relate to any of the transactions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

          Although the foregoing reflects activities presently contemplated by the Reporting Persons with respect to the Company, the foregoing is subject to change at any time.

Item 5.  Interest in Securities of the Issuer.

          As of the filing date of this Statement, each Reporting Person beneficially owns 1,509,041 shares of the Company's Common Stock, which represent approximately 47.2 % of the Company's Class A Stock outstanding based upon 3,000,000 shares of the Company's Class A Stock outstanding as of May 9, 2000 (together with the warrants to purchase 200,000 shares held by the Reporting Persons). For purposes of disclosing the number of shares beneficially owned by each of the Reporting Persons, (A) Van Dyke and Teitelbaum are deemed to beneficially own all shares of the Company's Common Stock that are beneficially owned by Tower and Bay Harbour and (B) Tower is deemed to beneficially own all shares of the Company's Common Stock that are beneficially owned by Bay Harbour.

          The 1,509,041 shares of the Company's Common Stock held by Bay Harbour reported in this Statement are beneficially owned by Van Dyke, Teitelbaum, Tower and Bay Harbour for the benefit of certain investment partnerships and managed accounts over which Van Dyke, Teitelbaum, Tower and Bay Harbour control the power to (i) direct the voting of such shares of the Company's Common Stock and
(ii) dispose of such shares of the Company's Common Stock. The limited partners of the investment partnerships and the investors in the managed accounts for which Bay Harbour acts as an investment adviser have the right to participate in the receipt of dividends from, or proceeds from the sale of, securities held by their funds or accounts, as the case may be. Other than Trophy Hunter Investments, Ltd., no such fund, single limited partner of any of such funds nor any investor in a managed account has the right to receive or the power to direct the receipt of dividends from, or proceeds from the sale of, shares of the Company's Class A Common Stock reported in this Schedule 13D.

--------------------                                       --------------------
 CUSIP No 72702Q102                                         Pages 8 of 9 Pages
--------------------                                       --------------------

Item 6. Contracts, Arrangements, Understanding or Relationships with Respect to Securities of the Issuer.

               Except as described in Item 4 above, there are no contracts, arrangements, understandings, or relationships between the Reporting Persons, on the one hand, and any persons, on the other hand, with respect to any securities of the Company.


Item 7.  Material to be filed as Exhibits.

               1.   Joint Filing Agreement, Dated June 19, 2000

               2. Note Purchase Agreement, dated as of May 8, 2000, by and among Planet Hollywood International, Inc., each of the Purchasers signatory thereto; and Wilmington Trust Company, as agent for the Purchasers.

--------------------                                       --------------------
 CUSIP No 72702Q102                                         Pages 9 of 9 Pages
--------------------                                       --------------------


                                   SIGNATURE

     After reasonable inquiry and to the best knowledge and belief of the undersigned, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated:  June 19, 2000

                                                 BAY HARBOUR MANAGEMENT, L.C.


                                                 By: /s/ Steven A. Van Dyke
                                                    __________________________
                                                    Name:  Steven A. Van Dyke


                                                 TOWER INVESTMENT GROUP, INC.


                                                 By: /s/ Steven A. Van Dyke
                                                    __________________________
                                                    Name:  Steven A. Van Dyke
                                                    Title: President


                                                     /s/ Steven A. Van Dyke
                                                 _____________________________
                                                       STEVEN A. VAN DYKE

                                                     /s/  Douglas P. Teitelbaum
                                                 _____________________________
                                                      DOUGLAS P. TEITELBAUM

                                 Exhibit Index

          1.   Joint Filing Agreement, dated June 19, 2000

          3. Note Purchase Agreement, dated as of May 8, 2000, by and among Planet Hollywood International, Inc., each of the Purchasers signatory thereto; and Wilmington Trust Company, as agent for the Purchasers.